Exhibit 23.5

CONSENT OF GORDON SEIBEL

I consent to the inclusion in this Annual Report on Form 10-K of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report on Second Updated Feasibility Study” effective November 18, 2011, amended January 20, 2012 (the “Technical Report”).

I also consent to the incorporation by reference in NovaGold Resources Inc.’s registration statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083; 333-171630 and 333-197648) of the references to my name and the use of the Technical Report and the information derived from the Technical Report which are included in the Annual Report on Form 10-K.

Dated this 28th day of January, 2015.

By: /s/ Gordon Seibel
Gordon Seibel, R.M. SME.